Exhibit 21.1

Subsidiaries of the Registrant

The subsidiaries of Southern Connecticut Bancorp, Inc. are as follows:

Name	Jurisdiction of Organization

The Bank of Southern Connecticut	Connecticut

SCB Capital, Inc.	Connecticut